Exhibit 99.1

Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Material Change Report Under Section 85(1) of the Securities Act (British Columbia), Section 146(1) of the Securities Act (Alberta) and Section 75(2) of the Securities Act (Ontario)

Item 1.

Name and Address of Company

KIMBER RESOURCES INC.

215 - 800 West Pender Street

Vancouver, British Columbia

V6C 2V6

(“Kimber” or the “Company”)

Item 2.

Date of Material Change

March 11, 2008

Item 3.

News Release

A news release announcing the material change was issued by Kimber on March 12, 2008 at Vancouver, British Columbia. The news release was disseminated through Canada NewsWire.

Item 4.

Summary of Material Change

The Company completed a non-brokered private placement of 8,000,000 units to raise $6 million.  Each unit was priced at C$0.75 and consisted of one common share plus one half of one non-transferable common share purchase warrant, each whole warrant entitling the holder to purchase one additional common share at a price of C$1.25 per warrant share for a period of 24 months from March 11, 2008.  The net proceeds of the private placement will be used for exploration of the Company's Mexican properties, advancement of the Carmen deposit at the Monterde property in Mexico and for general corporate purposes

Sprott Asset Management Inc. (“Sprott”), an insider of the Company by virtue of the fact that it controls, directly or indirectly through various funds managed by it, more than 10% of the issued and outstanding shares of the Company acquired 1,500,000 units.  In addition, directors Gordon Cummings (President and CEO of the Company), Peter Nixon, (Chairman of the Company) and Leanne Baker (Director of the Company) acquired 15,000, 20,000 and 25,000 units, respectively.  The acquisition by Sprott and the three directors has not resulted in a material change in the percentage of the Company’s issued and outstanding shares beneficially owned or controlled by each of them.

Item 5.

Full Description of Material Change

The full text of the news release referred to in Item 3 above announcing the material change is as follows:

KIMBER COMPLETES C$6 MILLION NON-BROKERED PRIVATE PLACEMENT EXPLORATION DRILLING TO COMMENCE APRIL 2008

March 12, 2008

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR) is pleased to report the closing of their previously announced private placement. The transaction was over-subscribed and consisted of a total of 8,000,000 units at a price of C$0.75 for gross proceeds of C$6,000,000. Each unit consists of one common share plus one half non-transferable common share purchase warrant.  Each full share purchase warrant entitles the holder to purchase one common share at C$1.25 for a two year period commencing March 11, 2008.

The non-brokered private placement was subscribed to by institutional and accredited investors in Canada, the United States and offshore. Over 75% of the placement was taken up by three parties comprised of two North American investment funds and one large publicly listed mining company.  One of the funds is Sprott Asset Management Inc., an insider of the Company due to the fact that it controls, directly or indirectly through various funds managed by it, more than 10% of the issued and outstanding shares of the Company.  Sprott acquired 1,500,000 units and the Company understands that, prior to the closing of the private placement, it controlled approximately 14% of the issued and outstanding shares of the Company.  In addition, directors Gordon Cummings (President and CEO of the Company), Peter Nixon, (Chairman of the Company) and Leanne Baker (Director of the Company) acquired 15,000, 20,000 and 25,000 units, respectively. Participation in the private placement by insiders of the Company is considered to be a “related party transaction” as defined under Multilateral Instrument 61-101, however the transaction is exempt from the formal valuation and minority shareholder approval requirements under the Instrument as neither the fair market value of the securities being issued nor the consideration paid exceeds 25 per cent of the Company's market capitalization.

The net proceeds of the private placement will be used for exploration of the Company's Monterde and Setago properties in the prolific Sierra Madre gold-silver belt of Mexico, exploration of the Pericones property in the south of Mexico, advancement of the Carmen deposit at Monterde and for general corporate purposes.

“I am pleased to announce the closing of this C$6 million financing as well as our plans to commence drilling at Monterde within the next four to six weeks” said Gordon Cummings, President and CEO of Kimber Resources.  “Under the leadership of Marius Mare, Vice-President, Exploration and our senior Mexican geologists, our technical team has been making excellent progress in planning and preparing our initial drill targets.  This is an exciting period for Kimber as we embark on an aggressive exploration campaign at Monterde in tandem with advancing the Carmen deposit.”

Exploration Plans

A drilling contract has been signed with Major Drilling de Mexico, S.A. de C.V.  This contract is for an initial 12,000 metres of drilling and our objective is to have two diamond drills in operation at Monterde by April 2008.

Marius Mare, Vice-President, Exploration stated, “The Carmen deposit on the Monterde property will be drilled at depth with an initial diamond drill program of approximately 7,000 metres designed to drill test the Carmen structure at depths of 100 metres or more below any previous intersection.  An additional 5,000 metres of drilling at Carmen is contingent on results from the initial drill program. Two new exploration targets on the Monterde property, Arimo & Cerro de Mina Breccia (located approximately three kilometres southwest of the Monterde camp), are to be tested with 3,000 metres of drilling.  These targets are comprised of silicified and variably mineralized breccia zones defining the boundaries of an andesite unit lower in the stratigraphy than the rhyolitic host rocks at Carmen. Drilling later in the year is also planned on the Veta Minitas project, 250 metres west of Carmen.”

Private Placement

An individual third party will receive finder's fees of 7% of the proceeds raised on certain placements, such fees totaling approximately C$35,000.  No other commissions or finder’s fees are payable on the remainder and majority of this non-brokered placement. The shares are subject to a hold period under applicable Canadian securities laws and the policies of the Toronto Stock Exchange (TSX).  This hold period expires at midnight on July 11, 2008.  Additional resale restrictions apply to shares issued to U.S. investors.  The private placement is subject to final acceptance by the TSX.

Management Changes

Michael Hoole, has resigned as Vice-President and Secretary of Kimber, but will remain available to provide services to the Company as a consultant. "I would like to thank Michael Hoole for the very valuable contribution he has made to our Company as a senior executive over the last 8 years," said Mr. Cummings.

About Kimber

With the addition of its recently acquired Setago concessions, Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Company's Monterde property where three gold-silver deposits have already been identified. The most advanced of these, the Carmen deposit, has been extensively drilled and is currently undergoing detailed geologic modeling in order to evaluate the potential for a combined open pit and underground mining operation based on current resources.  Further, reconnaissance exploration carried out in 2007 has identified a number of new exploration targets.  In addition, the Company has a 100% interest in the mineral concessions of its Pericones property, an 11,890 hectare property targeted for silver, located approximately 100 kilometres southwest of Mexico City.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton

Manager of Investor Relations

or

Gordon Cummings CA

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

Item 6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.

Omitted Information

No information has been omitted from Item 5 for reasons of confidentiality.

Item 8.

Executive Officers

Mr. Gordon Cummings, President & CEO is knowledgeable about the material change and this report and may be contacted at (604) 669-2251 (Loc. 103)

Item 9.

Date of Report

Dated at Vancouver, British Columbia, this 20th day of March,

2008.

KIMBER RESOURCES INC.

“Gordon Cummings”

per:

Gordon Cummings

President and Chief Executive Officer